UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                              Swift Energy Company
            -------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
            -------------------------------------------------------
                         (Title of Class of Securities)


                                    87073810
            -------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / X /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

CUSIP No. 87073810                         13G                 Page 2 of 6 Pages

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Metropolitan Life Insurance Company
                  (I.R.S. No. 13-5581829)

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) / /  (a) Not applicable.
                  (b) / /  (b) Not applicable.

         3        SEC USE ONLY

         4        CITIZENSHIP OR PLACE OR ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5        SOLE VOTING POWER
                  1,347,750

         6        SHARED VOTING POWER
                           None

         7        SOLE DISPOSITIVE POWER
                  1,507,250

         8        SHARED DISPOSITIVE POWER
                           None

         9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  See response to Item 7 above.

         10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES
                  Not applicable.

         11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  12.8%

         12       TYPE OF REPORTING PERSON
                  IC, HC

                                                               Page 3 of 6 Pages

Item 1(a) Name of Issuer:  Swift Energy Company

Item 1(b) Address of Issuer's Principal Executive Offices:
          16825 Northchase Drive, Suite 400, Houston, TX 77060

Item 2(a) Name of Person Filing:
          Metropolitan Life Insurance Company ("Metropolitan")
          By Jane C. Weinberg, Associate General Counsel.

Item 2(b) Address of Principal Business Office:
          One Madison Avenue, New York, New York 10010.

Item 2(c) Citizenship:  a New York corporation.

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP No. 87073810

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-1(b), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ]   Bank as defined in Section 3(a)(6) of the
                   Act.

         (c) [X]   Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

         (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

         (h) [ ]   Group, in accordance with Section 240.13d-1(b)(ii)(H).

                                                               Page 4 of 6 Pages

Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned: 1,507,250

         (b)      Percent of Class:  12.8%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  1,347,750

                  (ii)     shared power to vote or to direct vote: None.

                  (iii)    sole power to dispose or direct the  disposition of:
                           See response to item 4(a) hereof.

                  (iv) shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than 5 Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company: State Street Research and Management Company, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act, is the beneficial owner of all of the securities reported upon in item 4(a) hereof.

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable.

Item 9.  Notice of Dissolution of Group.  Not Applicable.

                                                               Page 5 of 6 Pages

Item 10. Certification. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 8, 1995

         METROPOLITAN LIFE INSURANCE COMPANY


                   JANE C. WEINBERG
         By_________________________________
                  Jane C. Weinberg
                  Associate General Counsel

                              CERTIFIED RESOLUTION

     I, Ruth R. Gluck, Assistant Secretary of Metropolitan Life Insurance Company, a New York corporation, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of the Metropolitan Life Insurance Company:

         "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in these Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."



     I further certify that the following is an officer of Metropolitan Life Insurance Company and that the signature is the signature of such officer:

Name                           Title                          Signature

                               Associate                   JANE C. WEINBERG
Jane C. Weinberg               General Counsel        --------------------------





                     In witness whereof I have hereunto set my hand and
                 have caused to be affixed the corporate seal of Metropolitan Life Insurance Company this 8th day of August, 1995.

                                                     --------------------------
                                                            Ruth R. Gluck